Exhibit 99.1

IR-378

FANHUA Unveils New Mission, New Vision alongside a Refreshed Corporate Logo and

Announces Change of Domain Name for Its IR Website

GUANGZHOU, China, August 25, 2023 (GLOBE NEWSWIRE) -- FANHUA Inc. (“Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today unveils its new mission statement, vision, corporate values alongside a refreshed corporate logo.

As Fanhua embrace new opportunities in the new era, FANHUA envisions itself as a globally leading technology-driven financial service platform, and sets a new mission to empower financial advisors and drive continuous value creation for customers.

Mr. Yinan Hu, Co-chairman and CEO of FANHUA commented: “As the Company approaches the key milestone of its 25th anniversary, we are officially unveiling a new mission, a new vision, and new values. These are intended to solidify as a roadmap, guiding everyone in FANHUA to work together to propel the Company towards achieving sustainable, high-quality growth.”

“These will also become our unique brand proposition and brand commitment. As we push forward our strategic transformation and cultural reshaping, this brand upgrade represents a refinement and refreshed statement of our brand image.”

The new logo retains the essence of its original logo, including the shape of 10 people holding hands, representing its 25-year entrepreneurial heritage and its commitment to independent financial advisors and customers.

Before	After

FANHUA will uphold the highest ethical standards to promote integrity, professionalism, openness and innovation across the Company and continuously cultivate a supportive and collaborative platform. FANHUA is dedicated to empowering financial advisors with necessary tools, resources, and insights so as to support them in delivering excellent financial advice and personalized solutions to clients. By doing so, the Company aims to drive continuous value creation for its customers, enabling them to achieve their financial goals and aspirations with confidence.

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The new logo further refines the lines and some other key elements, which fully showcases the Company’s dedication to refined operations, building a modern brand, and embracing high-quality development.

To thrive in the era of digital economy and artificial intelligence, the Company fully leverages the power of cutting-edge technology to revolutionize the way financial services are delivered, making them more accessible, efficient, and tailored to each individual’s needs.

While keeping the original colors in red and orange, the new logo employs brighter tones, reflecting the Company’s legacy of passionate entrepreneurial spirit while also demonstrating its innovation, vitality, and determination to offer clients a more personalized and comprehensive service experience with a warm touch.

Along with the unveiling of new mission, new vision and new logo, FANHUA will also transition to a more simplified website domain name for its investor relations website and English website, making it more memorable and accessible to investors. The new domain name, http://ir.fanhgroup.com, will go live on August 25, 2023 while the original domain name http://ir.fanhuaholdings.com will remain in use during the transition period. The domain name for its English corporate website, which is currently under construction, will be www.fanhgroup.com. The domain name for its Chinese corporate website http://www.fanhuaholdings.com remains unchanged.

About FANHUA Inc.

Driven by its digital technologies and professional expertise in the insurance industry, FANHUA Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

As of June 30, 2023, our distribution and service network consisted of 606 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 89 service outlets covering 31 provinces.

For more information about FANHUA Inc., please visit http://ir.fanhgroup.com.

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Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@Fanhuaholdings.com

Source: FANHUA Inc.

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